                                                                File No. 70-8775



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                               Amendment No. 1 to

                                    Form U-1


                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                              Wilmington, DE 19807




--------------------------------------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)


                            L. J. Bainter, Treasurer
                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                              Wilmington, DE 19807





--------------------------------------------------------------------------------
                    (Name and address of agent for service)

         The Application-Declaration is hereby amended in its entirety as follows:

Item 1.          Description of Proposed Transaction

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction

         The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation,

and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), is the Applicant-Declarant.

         Columbia requests authorization to establish one or more direct or indirect subsidiaries ("Consumer Services Company") to engage in the business of providing energy-related services ("Consumer Services"), of a nature described herein, to customers of Columbia's local distribution companies

("LDCs")(1), and to others, primarily customers of nonaffiliated utilities.

PROPOSED CONSUMER SERVICE ACTIVITIES

         The Consumer Services represent a potential source of new income for

Columbia as well as a valuable source of new services for Columbia's existing and potential customers.  Additionally, these services are related to the existing services being provided to Columbia customers and will lead to increased and more efficient utilization of existing Columbia LDC facilities.

These Consumer Services will add value to existing natural gas service by offering to maintain natural gas equipment all the way to the burner tip.  It will thereby make available a





----------------------------------

         (1)  These companies are Columbia Gas of Kentucky, Inc.,
              Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc., and Commonwealth Gas Services, Inc.

valuable array of currently unavailable services to Columbia's existing customers as well as to potential customers.

         The Consumer Services will be provided by one or more direct or indirect subsidiaries of Columbia.  Columbia is seeking authorization herein to create such subsidiaries.  If a new direct subsidiary is created, financing will be provided by the sale of up to $5 million of Consumer Services Company common stock to Columbia.  In the case of an indirect subsidiary or an existing subsidiary, financing will be provided out of funds on hand or pursuant to existing funding authority by a Columbia subsidiary.  In either case the amount of funding will not exceed $5,000,000 during the first two years of operations.

None of the Consumer Services will require a large amount of capital investment.  It is anticipated that many, if not all, services will be provided through the Consumer Services Company's own staff, third-party vendors,

contractors and/or trade allies.  The Consumer Services will be offered both within and outside of Columbia's market area.

         Examples of customer and Columbia System benefits from the provision of Consumer Services would be to: (1) maintain or increase System gas load; (2)

promote aspects of the gas business that are less weather sensitive; and (3)

utilize existing Columbia System facilities and experience to manage, support and staff the new service entity.  It is expected that the Consumer Services will be profitable which will inure to the benefit of Columbia's investors.

         The following is a more detailed description of the Consumer Services:

(1)      Safety Inspections
         Residential and small commercial business customers may be offered an array of energy assessment and energy-related safety inspections such as carbon monoxide and radon testing, appliance efficiency ratings and wiring safety checks.

(2)      Appliance Financing
         Customers may be offered loans to support the purchase and installation of energy-related appliances.

(3)      Billing Insurance
         Customers may be offered an opportunity to ensure the payment of their utility bills in the event of death, disability or involuntary unemployment.

(4)      Appliance Repair Warranty
         Customers may be offered an appliance repair service that would protect customers heating and air conditioning systems and other major appliance repair costs.

(5)      Gas Line Repair Warranty
         Customers may be offered an opportunity to warrant against the cost of repair of faulty gas service lines located both within and external to the customer's location.

(6)      Merchandising of Energy Related Goods
         Customers may be offered opportunity to purchase energy-related devices.

(7)      Commercial Equipment Service
         Operators of commercial equipment may be offered a repair warranty program that would respond to faulty equipment.

(8)      Bill Risk Management Products
         A variety of programs may be made available to gas customers interested in hedging energy price or consumption fluctuations.

(9)      Consulting and Fuel Management Services
         Commercial and industrial customers may be offered advisory and/or management services regarding energy consumption and its measurement.

(10)     Electronic Measurement Services
         Industrial and commercial customers may be offered a variety of enhanced measurement and billing services that will enable them to better monitor their energy consumption and expenditures.

(11)     Incidental Services
         In addition, Columbia specifically requests authorization for Consumer Service Company to engage in services, the need for which arises as a result of or evolves out of the services enumerated above.

         The proposed Consumer Services are reasonably incidental and/or economically necessary or appropriate to Columbia's core utility business of distributing gas at retail and will primarily benefit the LDCs and their customers.(2)  The proposed gas line warranty program will facilitate and enhance the ability of the LDCs to maintain their distribution lines in good working order and effect repairs quickly when needed, thereby minimizing service interruptions and lost sales due to leaks and line breaks and enhancing the utility service provided to customers and the ability of the LDCs to distribute gas reliably and efficiently.  Similarly, proposed Consumer Services such as appliance repairs, including routine furnace services, and appliance financing will promote the safe and efficient distribution of gas by facilitating the maintenance, repair, and replacement of gas utilizing equipment that is broken or not working properly.  In addition, the inspection, warranty, and repair services will foster more effective and efficient energy consumption and enhance customer safety.  These services will give the utility customers the ability to minimize financial exposure resulting from potential repair costs.

Also, these services are consistent with the services previously approved by the Commission in Consolidated Natural Gas Co., 1995 SEC LEXIS 2289, HCAR Nos.

35-26363 and 70-8577 (August 28, 1995).





----------------------------------

         (2) The Applicant submits that each of the specified proposed Consumer Services falls within one or more of the categories of energy-related activities which would be permitted under proposed Rule 58. See Holding Company Act Release No. 16311 (June 28,
              1995).

SERVICE ARRANGEMENTS WITH COLUMBIA LDCS

         The LDCs will provide customer billing, accounting and other energy-related services.  All services between the LDCs and the Consumer

Services Company, or between the Consumer Services Company and any other

Columbia System company, required to conduct the new Consumer Services will be billed at cost, in accordance with Section 13(b) of the Act and Commission

Rules 87, 90 and 91.

SOURCE OF FUNDS

         Columbia, to the extent required, requests authorization to provide

Consumer Services Company with up to $5 million in funding through December 31,

1997, through the purchase of shares of common stock of Consumer Services

Company, $25 par value per share, at a purchase price at or above par value.

Thereafter, Consumer Services Company will issue securities, and Columbia, or a direct subsidiary of Columbia, will acquire securities, in transactions which will be exempt pursuant to Rule 52.

CERTIFICATES OF NOTIFICATION

         Applicant will file quarterly certificates of notification within 45 days after the end of each calendar quarterly period, which will include the following information:

         (i)     A statement of all revenues derived from the Consumer Services activities authorized both during the period covered and

                 cumulatively.

         (ii)    Copies of all state commission orders approving or

                 post-transaction audit documents pertaining to affiliate

                 service arrangements or affiliate transactions between

                 Consumer Services Company and Columbia System

                 LDCs obtained during the period covered.

         (iii)   A statement containing a company-by-company

                 breakdown of all services provided by Columbia LDCs (or any other Columbia company) to Consumer Services Company and all payments for such services made by Consumer Services Company during the period covered and cumulatively.

         Additionally, Columbia or its subsidiaries will file no later than

February 15th of each year a balance sheet for Consumer Services Company as of

December 31st of that year and an income statement for Consumer Services

Corporation for the year ending on December 31st.

AUTHORIZATION REQUESTED

         1.      Columbia requests authorization to create and fund one or more direct or indirect subsidiaries to offer Consumer Services as herein defined,

from time to time through December 31, 1997, through the purchase of up to

$5,000,000 of common stock of the newly created subsidiaries, $25 par value per share, at a purchase price at or above par value.

Item 2.          Fees, Commissions and Expenses

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

                 The Columbia Gas System Service Corporation has provided

certain services in connection with the preparation of this filing as follows:

         Securities and Exchange Commission Filing Fee  . . . . . . . . . . . . . . .        $   2,000
         Services of Columbia Gas System Service Corporation
         in connection with the preparation of the Application-Declaration  . . . . .            7,500
                                                                                              --------

                 Total      . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 9,500
                                                                                               =======

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

                 Columbia Gas System Service Corporation is a wholly owned

subsidiary of Columbia and has performed certain services at cost as set forth in Item 2(a) (1) above.

Item 3.          Applicable Statutory Provisions.

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in absence of a specific exemption, state the basis of exemption.

         The issuance of new securities by Consumer Services Company is made pursuant to Sections 6(a) and 7 and Rule 43.  Sections 9(a), 10 and 12(f) is

deemed applicable to (i) acquisitions of the capital stock and notes of

Consumer Services Company and (ii) the provisions of Consumer Services by

Consumer Services Company.  Indebtedness issued and credit extended by Columbia and by one or more Columbia subsidiaries are made pursuant to Section 12(b) and

Rule 45.  Section 13(b) and Rules 87, 90 and 91 may be applicable to any services provided by System subsidiaries to any new subsidiary company.  Given the role and relationship of natural gas to the proposed Consumer Services, it is entirely possible that these energy-related activities would be permitted under the Proposed Rule 58.  HCAR No. 16311 (June 28, 1995).

         Columbia does not own, nor operate nor is it an equity participant in any Exempt Wholesale Generator or any Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt

Wholesale Generator or Foreign Utility Company as a result of the approvals requested herein.  Columbia does not have any rights, nor will it have any rights or obligations under a service, sales or construction contract with an

Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

         To the extent that the proposed transactions are considered by the

Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made.


         (b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

                 Not applicable

Item 4.          Regulatory Approval.

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

         Because of the nature of certain products proposed herein, including but not limited to billing insurance, the subsidiary(s) providing Consumer

Services will have to seek licensure as an insurer or an insurance agent in the states in which the Consumer Services are being offered.

         The Columbia LDC's in Kentucky, Ohio, Pennsylvania and Virginia may

have to seek  approval from the state utility regulatory bodies in their respective states to modify their billing statements to allow for billing of

Consumer Services.  Additionally, affiliate agreements must be approved by the state regulatory bodies in Pennsylvania and Virginia.

                 (b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.

                 Not applicable.

Item 5.          Procedure.

                 (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

                 It is respectfully requested that the Commission issue its notice by February 2, 1996, and its order on or by February 29, 1996.

                 (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

                 The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment

Management may assist in the preparation of the Commission's decision, and (iv)

specifies that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.          Exhibits and financial Statements.

         (a)     Exhibits

                 A Form of Subsidiary Common Stock Certificate (Exhibit A-2 to Joint-Application Declaration (File No. 70-7276) is hereby incorporated by reference.

                 F        Opinion of Counsel (to be filed by amendment).

                 G        Financial Data Schedules.

                 H        Draft Notice.

         (b)     Financial Statements

                 (1)      The Columbia Gas System, Inc. and Subsidiaries

                          (a) Balance Sheets as of October 31, 1995 (actual and pro forma).

                          (b)     Statements of Capitalization as
                                  of October 31, 1995 (actual and pro forma).

                          (c)     Statements of Income for the
                                  Twelve Months ended October 31, 1995 (actual and pro forma).

                          (d)     Statements of Common Stock
                                  Equity as of October 31, 1995 (actual and pro forma).

                 (2)      The Columbia Gas System, Inc.

                          (a)     Balance Sheets as of October 31,
                                  1995 (actual and pro forma).

                          (b)     Statements of Capitalization as
                                  of October 31, 1995 (actual and pro forma).

                          (c)     Statements of Income for the
                                  Twelve Months ended October 31, 1995 (actual and pro forma).

                          (d)     Statements of Common Stock
                                  Equity as of October 31, 1995 (actual and pro forma).

                          (e)     Pro forma entries.

                 (3)      Consumer Services Company

                          (a)     Balance Sheets as of October 31,
                                  1995 (actual and pro forma).

                          (b)     Statements of Capitalization as
                                  of October 31, 1995 (actual and pro forma).

                          (c)     Statements of Income for the
                                  Twelve Months ended October 31, 1995 (actual and pro forma).

                          (d)     Statements of Common Stock
                                  Equity as of October 31, 1995 (actual and pro forma).

                          (e)     Pro forma entries.

         There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

Item 7.          Information as to Environmental Effects.

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

                 As more fully described in Item 1, the proposed transactions relate only to establishment of a subsidiary company and have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

                 No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE



         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        THE COLUMBIA GAS SYSTEM, INC.




Date: January 26, 1996                  By:    /s/ L. J. BAINTER
                                             --------------------------------
                                                   L. J. Bainter
                                                   Treasurer

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
                                                                     UNAUDITED
                                                                     6(b)(1)(a)
                                                                     (1 of 2)

CONSOLIDATED BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)

                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
                       ASSETS
Property, Plant and Equipment
  Gas utility and other plant, at original cost ....  6,851,742           -   6,851,742
  Accumulated depreciation and depletion ........... (3,307,816)          -  (3,307,816)
                                                     ----------- ----------- -----------
  Net Gas Utility and Other Plant ..................  3,543,926           -   3,543,926
                                                     ----------- ----------- -----------

  Oil and gas producing properties, full cost method  1,286,015           -   1,286,015
  Accumulated depletion ............................   (669,681)          -    (669,681)
                                                     ----------- ----------- -----------
  Net Oil and Gas Producing Properties .............    616,334           -     616,334
                                                     ----------- ----------- -----------
Net Property, Plant, and Equipment .................  4,160,260           -   4,160,260
                                                     ----------- ----------- -----------
Investments and Other Assets
  Gas supply prepayments ...........................          -           -           -
  Accounts receivable - noncurrent .................    207,852           -     207,852
  Unconsolidated affiliates ........................     80,766           -      80,766
  Other ............................................      6,951           -       6,951
                                                     ----------- ----------- -----------
Total Investments and Other Assets .................    295,569           -     295,569
                                                     ----------- ----------- -----------
Current Assets
  Cash and temporary cash investments ..............  1,730,771           -   1,730,771
  Accounts receivable, net .........................    334,845           -     334,845
  Gas inventories ..................................    272,792           -     272,792
  Other inventories at average cost ................     46,550           -      46,550
  Prepayments ......................................     87,054           -      87,054
  Other ............................................     59,850           -      59,850
                                                     ----------- ----------- -----------
Total Current Assets ...............................  2,531,862           -   2,531,862
                                                     ----------- ----------- -----------
Deferred Charges ...................................    284,561           -     284,561
                                                     ----------- ----------- -----------

Total Assets .......................................  7,272,252           -   7,272,252
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
                                                                      UNAUDITED
                                                                      6(b)(1)(a)
CONSOLIDATED BALANCE SHEET                                            (2 of 2)
ACTUAL and PRO FORMA
As of October 31, 1995
($000)

                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................  1,670,914           -   1,670,914
  Long-term debt ...................................      4,411           -       4,411
                                                     ----------- ----------- -----------
Total Capitalization ...............................  1,675,325           -   1,675,325
                                                     ----------- ----------- -----------
Current Liabilities
  Debt obligations .................................        533           -         533
  Debtor in possession financing ...................          -           -           -
  Accounts and drafts payable ......................    130,882           -     130,882
  Accrued taxes ....................................    110,326           -     110,326
  Accrued interest .................................     (3,572)          -      (3,572)
  Estimated rate refunds ...........................     55,270           -      55,270
  Estimated supplier obligations ...................     34,116           -      34,116
  Deferred income taxes - current ..................          -           -           -
  Other ............................................    387,519           -     387,519
                                                     ----------- ----------- -----------
Total Current Liabilities ..........................    715,074           -     715,074
                                                     ----------- ----------- -----------

Liabilities Subject to Chapter 11 Proceedings  .....  3,982,196           -   3,982,196
                                                     ----------- ----------- -----------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................    432,835           -     432,835
  Deferred investment tax credits ..................     37,376           -      37,376
  Postretirement benefits other than pensions ......    218,642           -     218,642
  Other ............................................    210,804           -     210,804
                                                     ----------- ----------- -----------
Total Other Liabilities and Deferred Credits .......    899,657           -     899,657
                                                     ----------- ----------- -----------

Total Capitalization and Liabilities ...............  7,272,252           -   7,272,252
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
                                                                      UNAUDITED
                                                                      6(b)(1)(b)



CONSOLIDATED STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
Stockholder's Equity

  Common Stock, The Columbia Gas System, Inc.,
   $10 par value, authorized 100,000,000 shares,
   outstanding 50,575,835 shares ...................    505,758           -     505,758

  Additional paid in capital .......................    602,092           -     602,092

  Retained earnings ................................    633,030           -     633,030

  Unearned employee compensation ...................    (69,966)          -     (69,966)
                                                     ----------- ----------- -----------

Total Stockholder's Equity .........................  1,670,914           -   1,670,914
                                                     ----------- ----------- -----------

Long-Term Debt

  Miscellaneous debt of subsidiaries ...............      1,520           -       1,520

  Capitalized lease obligations ....................      2,891           -       2,891
                                                     ----------- ----------- -----------

Total Long-Term Debt ...............................      4,411           -       4,411
                                                     ----------- ----------- -----------

Total Capitalization ...............................  1,675,325           -   1,675,325
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
                                                                      UNAUDITED
                                                                      6(b)(1)(c)



STATEMENT OF CONSOLIDATED INCOME
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
Operating Revenues
  Gas sales.........................................  1,875,686           -   1,875,686
  Transportation ...................................    557,368           -     557,368
  Storage ..........................................     61,696           -      61,696
  Other ............................................    167,435           -     167,435
                                                     ----------- ----------- -----------
Total Operating Revenues ...........................  2,662,185           -   2,662,185
                                                     ----------- ----------- -----------

Operating Expenses
  Products purchased  ..............................    845,142           -     845,142
  Operation ........................................    881,951           -     881,951
  Maintenance ......................................    118,842           -     118,842
  Depreciation and depletion .......................    268,270           -     268,270
  Other taxes ......................................    210,650           -     210,650
                                                     ----------- ----------- -----------
Total Operating Expenses ...........................  2,324,855           -   2,324,855
                                                     ----------- ----------- -----------

Operating Income ...................................    337,330           -     337,330
                                                     ----------- ----------- -----------

Other Income (Deductions)
  Interest income and other, net ...................     20,416           -      20,416
  Interest expense and related charges..............    (22,412)          -     (22,412)
  Reorganization items, net ........................     63,426           -      63,426
                                                     ----------- ----------- -----------
Total Other Income (Deductions) ....................     61,430           -      61,430
                                                     ----------- ----------- -----------

Income before Income Taxes and Cumulative Effect
  of Accounting Change .............................    398,760           -     398,760

Income taxes .......................................    147,475           -     147,475
                                                     ----------- ----------- -----------

Income before Cumulative Effect of Accounting
  Change ...........................................    251,285           -     251,285

Cumulative Effect of Change in Accounting for
  Postemployment Benefits ..........................         68           -          68
                                                     ----------- ----------- -----------
Net Income .........................................    251,353           -     251,353
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
                                                                      UNAUDITED
                                                                      6(b)(1)(d)



CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         CGS      Pro Forma      CGS
                                                       Actual      Entries    Pro Forma
                                                     ----------- ----------- -----------
                    COMMON STOCK

Balance at November 1, 1994 ........................    505,633           -     505,633
Common stock issued -
  Leveraged employee stock ownership plan (LESOP) ..          -           -           -
  Dividend reinvestment plan .......................          -           -           -
  Long-term incentive plan .........................        125           -         125
  Public offering ..................................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    505,758           -     505,758
                                                     ----------- ----------- -----------

             ADDITIONAL PAID IN CAPITAL

Balance at November 1, 1994 ........................    601,828           -     601,828
Common stock issued -
  Leveraged employee stock ownership plan (LESOP) ..          -           -           -
  Dividend reinvestment plan .......................          -           -           -
  Long-term incentive plan .........................        264           -         264
  Public offering ..................................          -           -           -
Preferred stock issued .............................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    602,092           -     602,092
                                                     ----------- ----------- -----------

                 RETAINED EARNINGS

Balance at November 1, 1994 ........................    381,677           -     381,677
Net income .........................................    251,353           -     251,353
Common stock dividends .............................          -           -           -
Other ..............................................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    633,030           -     633,030
                                                     ----------- ----------- -----------

           UNEARNED EMPLOYEE COMPENSATION

Balance at November 1, 1994 ........................    (69,966)          -     (69,966)
Adjustment .........................................          -           -           -
                                                     ----------- ----------- -----------
Balance at October 31, 1995 ........................    (69,966)          -     (69,966)
                                                     ----------- ----------- -----------

TOTAL COMMON STOCK EQUITY ..........................  1,670,914           -   1,670,914
                                                     =========== =========== ===========

THE COLUMBIA GAS SYSTEM, INC.
                                                                     UNAUDITED
                                                                     6(b)(2)(a)
                                                                     (1 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                       ASSETS

Investments and Other Assets
  Accounts receivable - noncurrent .................      32,048            -       32,048
  Unconsolidated affiliates ........................           -            -            -
                                                     ------------ ------------ ------------
Total Investments and Other Assets .................      32,048            -       32,048
                                                     ------------ ------------ ------------
Investments in Subsidiaries
  Capital stock ....................................   1,330,364        5,000    1,335,364
  Equity in undistributed retained earnings ........    (443,982)           -     (443,982)
  Installment promissory notes receivable ..........     701,574            -      701,574
  Other investments ................................     437,833            -      437,833
  Other receivables - TCO ..........................   1,735,345            -    1,735,345
                                                     ------------ ------------ ------------
Total Investments in Subsidiaries ..................   3,761,134        5,000    3,766,134
                                                     ------------ ------------ ------------
Current Assets
  Cash and temporary cash investments ..............      17,129       (5,000)      12,129
  Accounts receivable, net
    Customers ......................................           -            -            -
    Affiliated .....................................     511,221            -      511,221
    Other ..........................................      10,452            -       10,452
  Prepayments ......................................         372            -          372
  Other ............................................      33,048            -       33,048
                                                     ------------ ------------ ------------
Total Current Assets ...............................     572,222       (5,000)     567,222
                                                     ------------ ------------ ------------

Deferred Charges ...................................       2,458            -        2,458
                                                     ------------ ------------ ------------

Total Assets .......................................   4,367,862            -    4,367,862
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.
                                                                      UNAUDITED
                                                                      6(b)(2)(a)
BALANCE SHEET                                                         (2 of 2)
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................   1,670,914            -    1,670,914
  Long-term debt ...................................           -            -            -
                                                     ------------ ------------ ------------
Total Capitalization ...............................   1,670,914            -    1,670,914
                                                     ------------ ------------ ------------
Current Liabilities
  Debt obligations .................................           -            -            -
  Debtor in possession financing ...................           -            -            -
  Accounts and drafts payable ......................       2,160            -        2,160
  Affiliated accounts payable ......................       3,596            -        3,596
  Accrued taxes ....................................       2,158            -        2,158
  Accrued interest .................................       1,449            -        1,449
  Deferred income taxes - current ..................           -            -            -
  Other ............................................      10,984            -       10,984
                                                     ------------ ------------ ------------
Total Current Liabilities ..........................      20,347            -       20,347
                                                     ------------ ------------ ------------

Liabilities Subject to Chapter 11 Proceedings ......   2,382,625            -    2,382,625
                                                     ------------ ------------ ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................     288,188            -      288,188
  Postretirement benefits other than pensions ......       5,749            -        5,749
  Other ............................................          39            -           39
                                                     ------------ ------------ ------------
Total Other Liabilities and Deferred Credits .......     293,976            -      293,976
                                                     ------------ ------------ ------------

Total Capitalization and Liabilities ...............   4,367,862            -    4,367,862
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.
                                                                      UNAUDITED
                                                                      6(b)(2)(b)



STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Stockholder's Equity

  Common Stock, $10 par value, authorized
   100,000,000 shares, outstanding 50,563,335
   shares ..........................................     505,758            -      505,758

  Additional paid in capital .......................     602,092            -      602,092

  Retained earnings ................................     633,030            -      633,030

  Unearned employee compensation ...................     (69,966)           -      (69,966)
                                                     ------------ ------------ ------------

Total Stockholder's Equity .........................   1,670,914            -    1,670,914
                                                     ------------ ------------ ------------

Total Long-Term Debt ...............................           -            -            -
                                                     ------------ ------------ ------------

Total Capitalization ...............................   1,670,914            -    1,670,914
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.
                                                                      UNAUDITED
                                                                      6(b)(2)(c)



STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Operating Revenues
  Gas Sales ........................................           -            -            -
  Transportation ...................................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Operating Revenues ...........................           -            -            -
                                                     ------------ ------------ ------------

Operating Expenses
  Products purchased ...............................           -            -            -
  Operation ........................................     105,859            -      105,859
  Maintenance ......................................           -            -            -
  Depreciation and depletion .......................           -            -            -
  Other taxes ......................................         181            -          181
                                                     ------------ ------------ ------------
Total Operating Expenses ...........................     106,040            -      106,040
                                                     ------------ ------------ ------------

Operating Income (Loss) ............................    (106,040)           -     (106,040)
                                                     ------------ ------------ ------------

Other Income (Deductions)
  Interest income and other, net ...................     401,771            -      401,771
  Interest expense and related charges .............        (240)           -         (240)
  Reorganization items, net ........................       4,444            -        4,444
                                                     ------------ ------------ ------------
Total Other Income (Deductions) ....................     405,975            -      405,975
                                                     ------------ ------------ ------------

Income before Income Taxes and Cumulative Effect
  of Accounting Change .............................     299,935            -      299,935

Income taxes .......................................      48,575            -       48,575
                                                     ------------ ------------ ------------

Income before Cumulative Effect of Accounting
  Change ...........................................     251,360            -      251,360

Cumulative Effect of Accounting for Postemployment
  Benefits .........................................          (7)           -           (7)
                                                     ------------ ------------ ------------
Net Income .........................................     251,353            -      251,353
                                                     ============ ============ ============

THE COLUMBIA GAS SYSTEM, INC.
                                                                      UNAUDITED
                                                                      6(b)(2)(d)



STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                          CG       Pro Forma        CG
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                    COMMON STOCK

Balance at November 1, 1994 ........................     505,633            -      505,633
Common stock issued -
  Subsidiaries .....................................           -            -            -
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................         125            -          125
  Public offering ..................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     505,758            -      505,758
                                                     ------------ ------------ ------------

             ADDITIONAL PAID IN CAPITAL

Balance at November 1, 1994 ........................     601,828            -      601,828
Common stock issued -
  Subsidiaries .....................................           -            -            -
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................         264            -          264
  Public offering ..................................           -            -            -
Preferred stock issued .............................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     602,092            -      602,092
                                                     ------------ ------------ ------------

                 RETAINED EARNINGS

Balance at November 1, 1994 ........................     381,677            -      381,677
Net income .........................................     251,353            -      251,353
Common stock dividends -
  CG ...............................................           -            -            -
  Subsidiaries (to CG) .............................           -            -            -
Other ..............................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     633,030            -      633,030
                                                     ------------ ------------ ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at November 1, 1994 ........................     (69,966)           -      (69,966)
Adjustment .........................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................     (69,966)           -      (69,966)
                                                     ------------ ------------ ------------

TOTAL COMMON STOCK EQUITY ..........................   1,670,914            -    1,670,914
                                                     ============ ============ ============

                             THE COLUMBIA GAS SYSTEM, INC.
                                                                      UNAUDITED
                                                                      6(b)(2)(e)
                              PRO FORMA ENTRIES
                                    ($000)





                                                                     Debit        Credit
1.  Investment in Subsidiaries - Capital Stock                          5,000
      Cash and Temporary Cash Investments                                            5,000

    To record CG's purchase of 200,000 shares of CSC common stock at par value ($25 per share).

CONSUMER SERVICES COMPANY
                                                                     UNAUDITED
                                                                     6(b)(3)(a)
                                                                     (1 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         CSC       Pro Forma       CSC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                       ASSETS

Property, Plant and Equipment
  Gas Utility and Other Plant ......................           -            -            -
  Accumulated Depreciation and Depletion ...........           -            -            -
                                                     ------------ ------------ ------------
Net Gas Utility and Other PP&E .....................           -            -            -
                                                     ------------ ------------ ------------
Investments and Other Assets
  Accounts receivable - noncurrent .................           -            -            -
  Unconsolidated affiliates ........................           -            -            -
  Investment in Subsidiaries .......................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Investments and Other Assets .................           -            -            -
                                                     ------------ ------------ ------------
Current Assets
  Cash and temporary cash investments ..............           -        5,000        5,000
  Accounts receivable, net
    Customers ......................................           -            -            -
    Affiliated .....................................           -            -            -
    Other ..........................................           -            -            -
  Prepayments ......................................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Current Assets ...............................           -        5,000        5,000
                                                     ------------ ------------ ------------

Deferred Charges ...................................           -            -            -
                                                     ------------ ------------ ------------

Total Assets .......................................           -        5,000        5,000
                                                     ============ ============ ============

CONSUMER SERVICES COMPANY
                                                                     UNAUDITED
                                                                     6(b)(3)(a)
                                                                     (2 of 2)

BALANCE SHEET
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         CSC       Pro Forma       CSC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
           CAPITALIZATION AND LIABILITIES
Capitalization
  Stockholder's equity .............................           -        5,000        5,000
  Long-term debt ...................................           -            -            -
                                                     ------------ ------------ ------------
Total Capitalization ...............................           -        5,000        5,000
                                                     ------------ ------------ ------------
Current Liabilities
  Debt obligations .................................           -            -            -
  Debtor in possession financing ...................           -            -            -
  Accounts and drafts payable ......................           -            -            -
  Affiliated accounts payable ......................           -            -            -
  Accrued taxes ....................................           -            -            -
  Accrued interest .................................           -            -            -
  Deferred income taxes - current ..................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Current Liabilities ..........................           -            -            -
                                                     ------------ ------------ ------------
Other Liabilities and Deferred Credits
  Deferred income taxes, noncurrent ................           -            -            -
  Postretirement benefits other than pensions ......           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Other Liabilities and Deferred Credits .......           -            -            -
                                                     ------------ ------------ ------------

Total Capitalization and Liabilities ...............           -        5,000        5,000
                                                     ============ ============ ============

CONSUMER SERVICES COMPANY
                                                                      UNAUDITED
                                                                      6(b)(3)(b)


STATEMENT OF CAPITALIZATION
ACTUAL and PRO FORMA
As of October 31, 1995
($000)


                                                         CSC       Pro Forma       CSC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Stockholder's Equity

  Common Stock, $25 par value, authorized
   500,000 shares, outstanding 200,000
   shares ..........................................           -        5,000        5,000

  Additional paid in capital .......................           -            -            -

  Retained earnings ................................           -            -            -
                                                     ------------ ------------ ------------

Total Stockholder's Equity .........................           -        5,000        5,000
                                                     ------------ ------------ ------------

Long-Term Debt .....................................           -            -            -
                                                     ------------ ------------ ------------

Total Capitalization ...............................           -        5,000        5,000
                                                     ============ ============ ============

CONSUMER SERVICES COMPANY
                                                                      UNAUDITED
                                                                      6(b)(3)(c)


STATEMENT OF INCOME
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         CSC       Pro Forma       CSC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
Operating Revenues
  Gas Sales ........................................           -            -            -
  Transportation ...................................           -            -            -
  Other ............................................           -            -            -
                                                     ------------ ------------ ------------
Total Operating Revenues ...........................           -            -            -
                                                     ------------ ------------ ------------

Operating Expenses
  Products purchased ...............................           -            -            -
  Operation ........................................           -            -            -
  Maintenance ......................................           -            -            -
  Depreciation and depletion .......................           -            -            -
  Other taxes ......................................           -            -            -
                                                     ------------ ------------ ------------
Total Operating Expenses ...........................           -            -            -
                                                     ------------ ------------ ------------

Operating Income (Loss) ............................           -            -            -
                                                     ------------ ------------ ------------

Other Income (Deductions)
  Interest income and other, net ...................           -            -            -
  Interest expense and related charges .............           -            -            -
                                                     ------------ ------------ ------------
Total Other Income (Deductions) ....................           -            -            -
                                                     ------------ ------------ ------------

Income before Income Taxes .........................           -            -            -

Income taxes .......................................           -            -            -
                                                     ------------ ------------ ------------

Net Income .........................................           -            -            -
                                                     ============ ============ ============

CONSUMER SERVICES COMPANY
                                                                      UNAUDITED
                                                                      6(b)(3)(d)


STATEMENTS OF COMMON STOCK EQUITY
ACTUAL and PRO FORMA
Twelve Months Ended October 31, 1995
($000)


                                                         CSC       Pro Forma       CSC
                                                        Actual      Entries     Pro Forma
                                                     ------------ ------------ ------------
                    COMMON STOCK

Balance at November 1, 1994 ........................           -            -            -
Common stock issued -
  Subsidiaries .....................................           -        5,000        5,000
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................           -            -            -
  Public offering ..................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -        5,000        5,000
                                                     ------------ ------------ ------------

             ADDITIONAL PAID IN CAPITAL

Balance at November 1, 1994 ........................           -            -            -
Common stock issued -
  Subsidiaries .....................................           -            -            -
  Leveraged employee stock ownership plan (LESOP) ..           -            -            -
  Dividend reinvestment plan .......................           -            -            -
  Long-term incentive plan .........................           -            -            -
  Public offering ..................................           -            -            -
Preferred stock issued .............................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -            -            -
                                                     ------------ ------------ ------------

                 RETAINED EARNINGS

Balance at November 1, 1994 ........................           -            -            -
Net income .........................................           -            -            -
Common stock dividends -
  CG ...............................................           -            -            -
  Subsidiaries (to CG) .............................           -            -            -
Other ..............................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -            -            -
                                                     ------------ ------------ ------------

           UNEARNED EMPLOYEE COMPENSATION

Balance at November 1, 1994 ........................           -            -            -
Adjustment .........................................           -            -            -
                                                     ------------ ------------ ------------
Balance at October 31, 1995 ........................           -            -            -
                                                     ------------ ------------ ------------

TOTAL COMMON STOCK EQUITY ..........................           -        5,000        5,000
                                                     ============ ============ ============

                          CONSUMER SERVICES COMPANY                   UNAUDITED
                                                                      6(b)(3)(e)
                              PRO FORMA ENTRIES
                                    ($000)



                                                                     Debit        Credit
1.  Cash and Temporary Cash Investments                                 5,000
      Common Stock                                                                   5,000

    To record the issuance of 200,000 shares of $25 par value common stock at $25 per share.

EXHIBIT INDEX

         (a)     Exhibits

                 A Form of Subsidiary Common Stock Certificate (Exhibit A-2 to Joint-Application Declaration (File No. 70-7276) is hereby incorporated by reference

                 F        Opinion of Counsel (to be filed by amendment).

                 G        Financial Data Schedules

                 H        Draft Notice